UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 18 August 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

RESULTS
FOR THE FOURTH
QUARTER AND
YEAR ENDED
30 JUNE 2015
Q4 FY15
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
HARMONY’S ANNUAL REPORTS
Harmony’s Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States’
Securities and Exchange Commission for the financial year ended 30 June 2015 will be available on our website
(www.harmony.co.za/investors) on 23 October 2015.
Mineral resource and reserve information as at 30 June 2015 is included in this report.
Quarter
June
2015
Quarter
March
2015
Q-on-Q
variance
%
Year ended
June 2015
Year ended
June 2014
Variance
%
Gold produced
– kg
7 977
7 642 4
33 513
36 453 (8)
– oz
256 465
245 697 4
1 077 466
1 171 987 (8)
Cash operating costs
– R/kg
389 671
377 901 (3)
369 203
328 931 (12)
– US$/oz
1 003
1 001 –
1 003
988 (2)
Gold sold
– kg
8 321
7 444 12
34 332
36 288 (5)
– oz
267 523
239 330 12
1 103 793
1 166 682 (5)
Underground grade – g/t
4.61
4.75 (3)
4.75
4.77 –
Total costs and capital
– R/kg
465 923
454 211 (3)
442 895
397 964 (11)
– US$/oz
1 200
1 203 –
1 203
1 196 (1)
All-in sustaining costs
– R/kg
478 746
474 873 (1)
458 626
413 433 (11)
– US$/oz
1 233
1 258 2
1 246
1 242 –
Gold price received
– R/kg
463 910
460 569 1
449 570
432 165 4
– US$/oz
1 195
1 220 (2)
1 222
1 299 (6)
Production profit
– R million
627
643 (2)
2 802
3 794 (26)
– US$ million
52
55 (5)
245
367 (33)
Basic loss per share
– SAc/s
(725)
(61) >(100)
(1 044)
(293) >(100)
– USc/s
(60)
(5) >(100)
(91)
(27) >(100)
Headline earnings/(loss)
– Rm
191
(262) >100
(821)
114 >(100)
– US$ million
16
(22) >100
(72)
12 >(100)
Headline earnings/(loss) per share
– SAc/s
44
(60) >100
(189)
26 >(100)
– USc/s
4
(5) >100
(17)
2 >(100)
Exchange rate – R/US$
12.08
11.74 3
11.45
10.35 11
KEY FEATURES
Quarter on quarter
Gold production increased by 4% to 7 977kg (256 465oz)
Gold sold increased by 12% to 8 321kg (267 523oz)
All-in sustaining costs remained stable at R478 746/kg (down 2% at US$1 233/oz)
Headline earnings per share increased from loss of 60 SA cents to profit of 44 SA cents
(from 5 US cents loss to 4 US cents profit)
Year on year
Gold production decreased by 8% to 33 513kg (1.08moz)
–  closure of unprofitable Target 3
–  Kusasalethu, Hidden Valley and Doornkop restructured for profitability
Underground recovered grade stable y-on-y at 4.75g/t
All-in sustaining costs increased by 11% from R413 433/kg to R458 626/kg
(stable at US$1 246)
Operational capital expenditure reduced by 2% from R2.52bn (US$243m) to R2.47bn
(US$216m)
Net loss of R4.5 billion (US$396 million) recorded in FY15
–  Impairment of R3.5 billion (US$303 million)
1
Headline loss per share of 189 SA cents (17 US cents)
1.
US$ convenience translation for year ended 30 June 2015 is US$/R11.45

CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Tel: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy chairman
G P Briggs Chief executive officer
F Abbott Financial director
H E Mashego Executive director
F F T De Buck*^ Lead independent director
J A Chissano* 1 ^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Email: HarmonyIR@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za
Company Secretary
Riana Bisschoff
Tel: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
Email: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Tel: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za
ADR
2
Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
2
ADR: American Depository Receipts
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Tel: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228
FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements”
for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking state-ments are generally identified by the words “expect”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

CONTENTS
Contact details and forward-looking statements
1
Message from the chief executive officer
3
Summary update of Harmony’s mineral resources and
mineral reserves as at 30 June 2015
6
Operating results – quarter on quarter (Rand/Metric)
(US$/Imperial)
9
Operating results – year on year (Rand/Metric) (US$/
Imperial)
11
Condensed consolidated income statements (Rand)
14
Condensed consolidated statements of
comprehensive income (Rand)
15
Condensed consolidated statements of changes in
equity (Rand)
15
Condensed consolidated balance sheets (Rand)
16
Condensed consolidated cash flow statements (Rand)
17
Notes to the condensed consolidated financial
statements
18
Segment report (Rand/Metric)
23
Condensed consolidated income statements (US$)
25
Condensed consolidated statements of
comprehensive income (US$)
26
Condensed consolidated statements of changes in
equity (US$)
26
Condensed consolidated balance sheets (US$)
27
Condensed consolidated cash flow statements (US$)
28
Segment report (US$/Imperial)
29
Development results – Metric and Imperial
30
SHAREHOLDER INFORMATION
Issued ordinary share capital at 30 June 2015
436 187 133
Issued ordinary share capital at 31 March 2015
436 094 323
Issued ordinary share capital at 30 June 2014
435 825 447
Market capitalisation
At 30 June 2015 (ZARm)
6 800
At 30 June 2015 (US$m)
560
At 31 March 2015 (ZARm)
9 219
At 31 March 2015 (US$m)
761
At 30 June 2014 (ZARm)
13 576
At 30 June 2014 (US$m)
1 276
Harmony ordinary shares and ADR prices
12-month high (1 July 2014 – 30 June 2015)
for ordinary shares
38.50
12-month low (1 July 2014 – 30 June 2015)
for ordinary shares
15.32
12-month high (1 July 2014 – 30 June 2015) for ADRs
3.29
12-month low (1 July 2014 – 30 June 2015) for ADRs
1.31
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 April – 30 June 2015
closing prices)
R24.34 – R15.59
Average daily volume for the quarter (1 April –
30 June 2015)
1 677 721 shares
Range for quarter (1 January – 31 March 2015
closing prices)
R20.47 – R35.50
Average daily volume for the quarter (1 January –
31 March 2015)
1 473 990 shares
Range for year (1 July 2014 – 30 June 2015
closing prices)
R35.50 – R15.59
Average daily volume for the year (1 July 2014 –
30 June 2015)
1 700 854 shares
Range for year (1 July 2013 – 30 June 2014
closing prices)
R24.48 – R42.47
Average daily volume for the year (1 July 2013 –
30 June 2014)
1 216 789 shares
New York Stock Exchange including other
US trading platforms
HMY
Range for quarter (1 April – 30 June 2015
closing prices)
US$2.07 – US$1.31
Average daily volume for the quarter (1 April –
30 June 2015)
2 212 229
Range for quarter (1 January – 31 March 2015
closing prices)
US$1.69 – US$3.14
Average daily volume for the quarter (1 January –
31 March 2015)
3 473 101
Range for year (1 July 2014 – 30 June 2015
closing prices)
US$3.29 – US$1.31
Average daily volume for the year (1 July 2014–
30 June 2015)
2 989 247
Range for year (1 July 2013 – 30 June 2014
closing prices)
US$2.36 – US$4.33
Average daily volume for the year (1 July 2013 –
30 June 2014)
2 923 933
Investors’ calendar
Release of Harmony’s Integrated Annual Report of FY15
23 October 2015
Q1 FY16 presentation (webcast and conference calls only)
5 November 2015
Annual General Meeting
20 November 2015
Q2 FY16 live presentation from Johannesburg
4 February 2016
Q3 FY16 presentation (webcast and conference calls only)
9 May 2016
Q4 FY16 live presentation from Johannesburg
17 August 2016

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
1 SAFETY
I am pleased to report a significant improvement in the company’s safety performance with Harmony recording its first ever fatality-
free quarter in the second quarter of FY15. Safety performance in terms of all parameters measured improved during the year.
We are not content with our performance though, as nine lives were tragically lost at our mines during the year under review. The colleagues we mourn are Mhanjelwa Cebani, a rockdrill operator at Doornkop, Mosoeu Ntsutheleng, a team leader at Kusasalethu, and Mariselunes Thibello, a rock drill operator at Bambanani, who were involved in fatal falls of ground; Mmaneo Florisa Muso from
Tshepong, Michael Chobeng from Masimong and Maxwell Wari
from Hidden Valley who were involved in transport accidents;
Bernardo Ernesto Cuambe, an engineering assistant at Unisel, who was involved in a headgear accident; and security officers,
Sello Jacob Bobejaan and Thapelo Andries Mofokeng who
succumbed to gas and smoke inhalation from a self-made heating device inside their security cubicle at Brand 1 ventilation shaft. To their families, their friends and their colleagues, I send our most sincere condolences.
Following each incident in which an injury occurs – whether fatal or not – an incident report detailing “lessons learnt” is circulated to all operations to enable them to scrutinise their own systems and procedures. This enables them to pro-actively identify potential shortcomings and to take remedial action where necessary to
prevent a recurrence of any such incident.
Emphasis on health and safety campaigns has been reinforced, via communication initiatives and regular visits underground by senior management. To achieve zero harm, visible felt leadership is enforced at all levels, based on our commitment to safety as a priority that is embedded in our organisational culture. Initiatives implemented at the operations encourage safer behaviour
throughout the company. Zero harm has not only become our
mantra, but an objective that can be achieved.
Although there are a number of uncertainties that we have to deal with, Harmony’s board and management will continue to manage what we can – production and costs. We have restructured under-
performing operations, cut corporate costs, curtailed our capital expenditure and reduced our labour numbers. Our strategy
remains unchanged: being a value focused company – one that
creates value through increasing margins and generating the cash necessary to develop Golpu in Papua New Guinea.
To ensure that the value of all of our assets are accounted for in our share price and to create a viable investment case, we are assessing ways of funding Golpu and unlocking the true value of each of our assets. This will ensure positive shareholder returns in the long term.
We are in the process of developing a magnificent copper-gold project, Golpu, in Papua New Guinea. Our exploration team has enjoyed, and continues to enjoy, considerable success in locating copper-gold mineralisation. Towards the end of July 2015 we
announced the superb exploration drilling results from Kili Teke
– a porphyry style mineralisation with significant copper-gold intercepts. More upside potential exists as Harmony continues to explore. In a world where new discoveries are rare, we are encouraged by the prospect that Kili Teke could well develop into another major copper-gold discovery.
2 OPERATIONAL RESULTS
Quarter on quarter
Gold production for the June 2015 quarter increased by 4% to
7 977 kilograms (Mar 15: 7 642kg) with significant improvements from Tshepong and Target 1.
Gold production increased at the following operations when
compared to the March 2015 quarter:
· Tshepong’s (+252kg) 20% increase in tonnes milled (42 000t)
  in the June 2015 quarter, combined with an 8% improvement
  in the recovery grade to 4.43g/t (Mar 15: 4.12g/t) resulted in a 29% increase in kilograms produced;
· Target 1 (+118kg) milled 13 000 tonnes (7%) more than in
  the March 2015 quarter, whilst the recovered grade increased by 6% to 5.03g/t (Mar 15: 4.73g/t) for the quarter under
  review, resulting in a 14% increase in gold production;
· Hidden Valley (+54kg) increased gold production by 8% when compared to the March 2015 quarter mainly due to a 12%
  increase in the recovered grade to 1.64g/t (Mar 15: 1.46g/t)
  for the June 2015 quarter. The increase in recovered grade was partially offset by a 4% decrease in tonnes milled.
The increase in gold production was however partially offset by decreases at the following operations:
· Phakisa (-30kg) milled 5 000 tonnes (3%) less than in the March
  2015 quarter, resulting in a 4% decrease in gold produced;
· Joel (-30kg) recorded a 14% decrease in the recovered grade at 3.83g/t (Mar 15: 4.43g/t). This was however partially offset by a 9% increase in tonnes milled resulting in a 5% decrease in gold produced;
· Unisel (-27kg) recorded a 7% decrease in gold production as a result of a 7% decrease in the recovery grade to 3.75g/t
  (Mar 15: 4.03g/t).
Production profit decreased by 2% to R627 million. In the
June  2015 quarter, gold sold increased by 12% and revenue
increased by 13% quarter on quarter.
During the June 2015 quarter the US dollar gold price received decreased by 2% to US$1 195/oz (Mar 15: US$1 220/oz), offset by a weakening of the rand against the dollar.
Cash operating costs for the June 2015 quarter were 8%
higher quarter on quarter. Total capital expenditure for the
June 2015 quarter increased by only 3% to R728 million
(Mar 15: R710 million).
The all-in sustaining costs remained fairly steady with a 1%
increase in the June 2015 quarter to R478 746/kg, compared to
R474 873/kg in the March 2015 quarter.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

Year on year
Gold production for FY15 decreased by 8% to 33 513 kilograms, compared to 36 453 kilograms in FY14.
There was an increase in production at the following operations:
· Bambanani (+332kg) increased tonnes milled by 11%
  (23  000t) for FY15; combined with a 2% increase in the
  recovery grade to 12.70g/t (FY14: 12.50g/t) and gold
  production increased by 13%;
· Phakisa (+142kg) increased tonnes milled by 6% during FY15 to 611 000 tonnes.
Gold production decreased at the following operations:
· Kusasalethu (-741kg) milled 235 000 tonnes (21%) less than in FY14. Production at the shaft was hampered by safety
  stoppages, underground fires and illegal mining activities during FY15;
· Target 1’s (-669kg) recovered grade returned to expected
  levels in FY15 at 5.11g/t (FY14: 5.83g/t) and was the main reason for the 15% decrease in gold production;
· Hidden Valley’s (-349kg) tonnes milled decreased by 9%
  (176 000t) in FY15. Production was affected by a tear in the overland conveyor belt towards the end of the December 2014 quarter, as well as planned maintenance at the metallurgical plant in the first half of 2015;
· Masimong (-255kg) recorded a 9% decrease in the recovery
  grade at 3.68g/t for FY15, compared to 4.06g/t in FY14.
· Suspended operations: Target 3 (-930kg) was placed on care and maintenance during FY15 and produced its last gold in
  the December 2014 quarter. Steyn 2 (-392kg) was closed in
  FY14 and produced no gold in FY15.
3 FINANCIAL RESULTS
Year on year
Production profit
Production profit for FY15 decreased to R2.8 billion compared to R3.8 billion in FY14. This was mainly due to the 8% decrease in gold production, as well as a 6% increase in operating costs for FY15.
Gold price received
The rand gold price received increased by 4% to
R449  570/kg in FY15, compared to R432 165/kg in FY14. The
increase was due to a weakening of the rand against the US dollar from US$/R10.35 to US$/R11.45.
All-in sustaining costs
All-in sustaining costs increased by 11% in FY15 to R458 626/kg, compared to R413 433/kg in FY14, largely due to the under-
performance of some of our operations.
Revenue
Revenue decreased by 2% as a result of the 5% decrease in gold sold to 34 332kg in FY15, more than offset by a 4% increase in the
Rand gold price received at R449 570/kg in FY15.
Production costs
Production costs increased by 6% to R12.6 billion in FY15. Cost containment remained a priority in FY15. Cash operating costs only increased by 3% despite inflationary increases and increases above inflation in electricity costs. Production costs for the year include R260 million as a result of the reduction in gold inventory during the year.
Other items in costs of sales
Other items included in cost of sales for the year ended
30 June 2015 include employment termination and restructuring costs of R251 million mainly relating to restructuring at Kusasalethu,
Masimong, Hidden Valley, management retrenchments and
closure of Target 3.
Loss on scrapping of property, plant and equipment
Loss on scrapping of property, plant and equipment of R491 million recorded in FY15, of which R430 million relates to the life-of-mine optimisation process finalised in December 2014. The optimisation resulted in the abandoning of shaft levels and raise lines at
Kusasalethu and Masimong.
Borrowings
At year-end total borrowings comprised R400 million drawdown on the Nedbank facility as well as US$250  million on the
US$ revolving credit facility.
Quarter on quarter
Impairment of assets
The impairment of R3 471 million in the June 2015 quarter
consists of an impairment of R2 114 million in respect of Hidden
Valley, R1 036 million on Doornkop, R278 million on Phakisa and
R43 million on Freddies 9.
The impairments are due to the restructuring of operations for profitability and in response to low commodity prices and high operating costs, which resulted in a reduced life of mine.

Deferred taxation
A deferred tax credit of R558 million was recorded following the net decrease in the deferred tax rates year on year for the South
African companies, and impairments recognised on property, plant and equipment.
Net loss
The net loss for the June 2015 quarter was R3 152 million, mainly due to the impairment of R3 471 million recorded, compared to a net loss of R263 million in the March 2015 quarter.
Headline earnings per share
Headline earnings per share increased to 44 SA cents from a loss of 60 SA cents in the March 2015 quarter.
4 EMPLOYEE RELATIONS
4.1 Restructuring
On 19 May 2015, Harmony started a 60 day consultation process with organised labour at its Doornkop mine in terms of section 189A of the Labour Relations Act, 66 of 1995 (Section  189A) with a view to find ways to return the mine to profitability or to place the mine on care and maintenance. Following several meetings with organised labour, Harmony and the unions have agreed to a new operational plan for Doornkop that will return the mine to profitability, thus saving a significant number of jobs.
Doornkop mine’s newly agreed plan provides for more than 3 100 employees (including contractors), with only 526 employees
(including contractors) being affected. The majority of these employees have been transferred to other operations. Of the 526, about 183 people have either been re-skilled for redeployment elsewhere in Harmony or elected to accept a voluntary severance package.
At Masimong, with its marginal grades, the mine has been
restructured for profitability by reducing development rates and concentrating on higher-grade areas. This strategy will reduce the mine’s remaining operational life expectancy to about two years and, while this is short, they are expected to be two profitable years. A total of 373  people were affected, of which 229 were transferred to other operations and 74 accepted voluntary
severance packages.
At the Hidden Valley mine our focus has been on cutting costs by revising the mine plan to encompass a lower stripping ratio and on tighter control of the mine’s operations. On 18 July 2015, a road accident occurred at Hidden Valley, fatally injuring one employee.
The mine has been closed for two weeks while intensive safety audits are taking place. This is likely to impact the production of the first quarter of FY16.
4.2 Wage negotiations
The 2015 round of wage negotiations in the gold sector began on 22 June 2015 between the Chamber of Mines, representing
five  gold companies, and the four trade unions: Association of
Mine Workers and Construction Union (AMCU), National Union of
Mine Workers (NUM), UASA and Solidarity. The approach to this year’s wage negotiations has been distinctly different in the hope that the negotiated outcome is cognisant of the economic realities of the individual gold producers negotiating under the auspices of the Chamber of Mines. Discussions are ongoing.
5 GOLPU
The Conservation and Environment Protection Authority of Papua
New Guinea has granted a Level 2B environmental permit in
respect of proposed advanced exploration and feasibility support activities. Owners’ representatives are engaging with this authority on the detail of the permit conditions.
Revised block cave footprint designs and preliminary production schedules have been completed as part of the stage 1 feasibility study. Work has commenced on the stage 2 prefeasibility study.
The owners’ representatives continue to engage with the
government’s negotiating team to finalise a pre-mining
development agreement terms sheet for endorsement by the
National Executive Committee.
6 EXPLORATION
Kili Teke (PNG – 100% held by Harmony)
The mineralised footprint (defined by the 0.2% copper envelope)
currently stands at 600m long, 200m wide and 700m deep, and
remains open along strike and at depth. Geology and results from
KTDD012 and KTDD013 (186m@1.02Cu, 0.72g/t Au from 256m),
together with KTDD007 (202m  @  0.74%  Cu, 0.57g/t Au from
137m) are extremely encouraging as they reflect high grade zones developing within the mineralised envelope.
The project is a major new greenfield copper-gold discovery and drilling to convert the prospect into a new copper-gold resource continues. Kili Teke could well be another Golpu.
Graham Briggs
Chief Executive Officer

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

Harmony’s statement of mineral resources and mineral reserves as at 30 June 2015 is compliant with the South African Code for the
Reporting of Mineral Resources and Mineral Reserves (SAMREC)
and the Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC).
This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be published in the Integrated Report on 23 October 2015, which will be available at www.harmony.co.za/investors. It should be noted
that the mineral resources are reported inclusive of the mineral reserves.
Harmony use certain terms in the summary such as ‘measured’,
‘indicated’ and ‘inferred’ resources, which the United States’
Securities and Exchange Commission (SEC) guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on 23 October
2015.
South African underground operations
The company’s mineral resources at the South African underground operations as at 30 June 2015 are 60.6 Moz (217.2 Mt at 8.68 g/t)
A decrease of 27% year on year from the 83.3 Moz declared as at
30 June 2014. This decrease is due to depletion by mining during the year, the exclusion of Freddies No 9 shaft and downscaling at
Masimong. The company’s mineral reserves at the South African underground operations as at 30 June 2015 are 15.0 Moz (80.3
Mt at 5.82 g/t), a decrease of 25% year on year from the 19.9
Moz declared as at 30 June 2014. The decrease is due to depletion by mining during the year, placing of Target No 3 on care and maintenance and changes to the Life of mine (LOM) profile at various operations.
South African surface operations including Kalgold
The company’s mineral resources at the South African surface operations as at 30 June 2015 are 9.5 Moz (1082.3 Mt at 0.27g/t).
A decrease of 1% year on year from the 9.6 Moz declared as at
30 June 2014. This decrease is due to depletion by mining and exclusion of surface sources at Joel. The company’s mineral reserves at the South African surface operations as at 30 June 2015 are 7.1
Moz (835.9 Mt at 0.26 g/t), a decrease of 12% year on year from the 8.0 Moz declared at 30 June 2014. The decrease is due to depletion by mining and exclusion of surface sources at Joel.
Papua New Guinea (PNG) operations
The company’s mineral resources at the PNG operations as
at 30  June 2015 are 40.2 Moz, a decrease of 2% year on year from the 40.9 Moz declared as at 30 June 2014. This decrease is due to depletion by mining during the year, and changes to open pit spatial constraint. The company’s mineral reserves at the PNG operations as at 30 June 2015 are 20.5 Moz, a decrease of 5% year on year from the 21.5 Moz declared as at 30 June
2014. The decrease is due to depletion by mining during the year, and changes to the life of mine (LOM) profile at Hidden Valley operation. The reserves that we declared for Golpu are based on the prefeasibility study completed in 2012.
During December 2014 Harmony released an updated prefeasibility study with respect to the Golpu project. Please refer to our website
(https://www.harmony.co.za/our-business/exploration/golpu-
updated-prefeasibility-results) for details. There will be an update to the reserves of Golpu once the feasibility study for stage 1 and the prefeasibility study for stage 2 have been completed. The studies are expected to be completed in January 2016.
Total Harmony
The company’s attributable gold equivalent mineral resources are declared as 110.3 Moz as at 30 June 2015, a 18% decrease year on year from the 133.8 Moz declared on 30 June 2014.
The gold contained in the mineral resources in South Africa
represent 63.5% of the company total, the PNG operations
represent 36.5% of Harmony’s total gold and gold equivalent
mineral resources as at 30 June 2015.
As at 30 June 2015, Harmony’s attributable gold and gold
equivalent mineral reserves amounted to 42.6Moz of gold, a 14%
decrease from the 49.5Moz declared at 30 June 2014.
The gold reserve ounces in South Africa represent 51.9% while the PNG gold and gold equivalent ounces represent 48.1% of
Harmony’s total mineral reserves as at 30 June 2015.
In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:
· A gold price of UD$1 230/oz
· An exchange rate of of US$/ZAR11.38
· The above parameters resulted in a rand gold price of R450 000/kg for the
  South African assets
· Morobe  Mining Joint Venture used commodity prices
  of  US$1 250/oz Au, US$20/oz Ag, US$10/lb Mo and
  US$3.10/lb Cu at an exchange rate of US$0.85 per A$
· Gold equivalent ounces are calculated assuming US$1 400/oz Au, US$3.10/lb Cu and US$23.00/oz Ag, and  assuming a 100% recovery for all metals. These are the same  assumptions as those used in the 2012 prefeasibility study for the calculation of gold equivalent ounces
Harmony’s South African mineral resources and reserves were
reviewed by SRK Consulting Engineers and Scientists for
compliance with SAMREC.
The mineral resources and reserves of the Papua New Guinea
assets were reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in JORC.
Note:
Au= gold; Cu = copper; Ag = Silver, Mo = Molybdenum, Moz= million ounces
SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL
RESERVES AS AT 30 JUNE 2015

TABLE OF MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2015
Measured
Indicated
Inferred
Total
Resources: gold & gold equivalents
Tonnes
(Mt)
g/t
Gold
‘000oz
Tonnes
(Mt)
g/t
Gold
‘000oz
Tonnes
(Mt)
g/t
Gold
‘000oz
Tonnes
(Mt)
g/t
Gold
‘000oz
SA underground 71.6 9.52 21 911 76.5 8.45 20 792 69.1 8.06 17 905 217.2 8.68 60 608
SA surface incl Kalgold 358.0 0.29 3 350 652.2 0.24 5 136 72.0 0.42 968 1 082.3 0.27 9 454
Total South Africa
429.6
25 261
728.7
25 928
141.1
18 873
1 299.5
70 062
Hidden Valley* 1.6 1.11 56 40.1 1.60 2 059 1.2 1.37 52 42.8 1.57 2 166
Walfi-Golpu system* 484.9 0.74 11 581 140.0 0.59 2 649 624.9 0.71 14 230
Total Papua New Guinea
1.6
56
525.0
13 639
141.1
2 701
667.7
16 396
Total gold resources
431.2
25 316
1253.7
39 567
282.3
21 574
1 967.2
86 458
Hidden Valley – gold equivalent ounces* 1.4 16 38.5 659 1.1 21 41.0 696
Walfi-Golpu – gold equivalent ounces* 428.2 19 521 128.6 3 620 556.8 23 141
Total gold equivalent Resources**
1.4
16
466.7
20 180
129.7
3 641
597.8
23 837
Total Harmony gold & gold equivalent
resources**
431.2
25 332
1 253.7
59 747
282.3
25 215
1 967.2
110 294
Measured
Indicated
Inferred
Total
Resources: silver & copper
(Used in equivalent calculations)
Tonnes
(Mt)
g/t
Silver
‘000oz
Tonnes
(Mt)
g/t
Silver
‘000oz
Tonnes
(Mt)
g/t
Silver
‘000oz
Tonnes
(Mt)
g/t
Silver
‘000oz
Hidden Valley 1.4 20.40 917 38.5 29.80 36 880 1.1 33.34 1 162 41.0 29.57 38 959
Tonnes
(Mt)
%
Copper
‘Mlb
Tonnes
(Mt)
%
Copper
‘Mlb
Tonnes
(Mt)
%
Copper
‘Mlb
Tonnes
(Mt)
%
Copper
‘Mlb
Golpu 428.2 0.93 8 809 108.7 0.64 1 544 536.9 0.87 10 353
Nambonga 19.9 0.21 92 19.9 0.21 92
Total
428.2
0.93
8 809
128.6
0.58
1 636
556.8
0.85
10 445
Proved
Probable
Total
Reserves: gold & gold equivalents
Tonnes
(Mt)
g/t
Gold
‘000oz
Tonnes
(Mt)
g/t
Gold
‘000oz
Tonnes
(Mt)
g/t
Gold
‘000oz
SA underground 42.5 5.97 8 171 37.7 5.65 6 845 80.3 5.82 15 016
SA surface incl Kalgold 268.3 0.29 2 481 567.6 0.25 4 581 835.9 0.26 7 062
Total South Africa
310.8
10 652
605.4
11 425
916.2
22 078
Hidden Valley* 1.6 1.11 56 13.1 1.84 773 14.6 1.76 828
Walfi-Golpu system* 225.0 0.86 6 194 225.0 0.86 6 194
Total Papua New Guinea
1.6
56
238.1
6 967
239.6
7 022
Total gold reserves
312.4
10 708
843.4
18 392
1 155.8
29 100
Hidden Valley – gold equivalent ounces* 1.4 15 12.0 218 13.4 232
Walfi-Golpu – gold equivalent ounces* 225.0 13 265 225.0 13 265
Total gold equivalent reserves**
1.4
15
237.0
13 482
238.4
13 497
Total Harmony gold & gold equivalent reserves**
312.4
10 722
843.4
31 874
1 155.8
42 597
Reserves: silver & copper
(Used in equivalent calculations)
Proved
Probable
Total
Tonnes
(Mt)
g/t
Silver
‘000oz
Tonnes
(Mt)
g/t
Silver
‘000oz
Tonnes
(Mt)
g/t
Silver
‘000oz
Hidden Valley 1.4 20.40 917 12.0 35.12 13 582 13.4 33.59 14 499
Tonnes
(Mt)
%
Copper
‘Mlb
Tonnes
(Mt)
%
Copper
‘Mlb
Tonnes
(Mt)
%
Copper
‘Mlb
Golpu 225.0 1.21 5 992 225.0 1.21 5 992
* Represents Harmony’s 50% portion
**  In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

Competent person’s declaration
In South Africa, Harmony employs an ore reserve manager at
each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations.
In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
· Resources and reserves South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, who
has 20 years’ relevant experience and is registered with the South
African Council for Natural Scientific Professions (SACNASP) and a
member of the South African Institute of Mining and Metallurgy
(SAIMM).
Mr Boshoff is the Harmony Lead Competent Person.
· Resources and reserves Papua New Guinea:
Gregory Job, BSc, MSc, who has 27 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy
(AusIMM).
Mr Boshoff and Mr Job are full-time employees of Harmony Gold
Mining Company Limited.
These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
Jaco Boshoff
Greg Job
30 June 2015 30 June 2015
Physical address
Randfontein Office park
Level 2
Corner of Main Reef Road 189 Coronation Drive
and Ward Avenue Milton, Queensland 4064
Randfontein Australia
South Africa
Postal address
PO Box 2 PO Box 1562
Randfontein Milton, Queensland
1760 4064
South Africa Australia
Administrative information for professional
organisations
AusIMM – The Australasian Institute of Mining and
Metallurgy
PO Box 660, Carlton South, Vic 3053, Australia
Telephone: +61 3 9658 6100;
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/
SACNASP – The legislated regulatory body for natural
science practitioners in South Africa
Private Bag X540, SILVERTON, 0127,
Gauteng Province, South Africa
Telephone: +27 (12) 841-1075;
Facsimile: +27 (12) 841-1057
http://www.sacnasp.org.za/
SAIMM – The Southern African Institute of Mining and
Metallurgy
PO Box 61127, Marshalltown, 2107,
Gauteng Province, South Africa
Telephone: +27 (011) 834-1273/7;
Facsimile: +27 (011) 838-5923/8156
http://www.saimm.co.za/
AIG – The Australian Institute of Geoscientists
PO Box 576, CROWS NEST NSW 1585, Australia
Telephone: +61 2 9431 8662;
Facsimile: + 61 2 9431 8677
email: aig@aig.org.au/
http://www.aig.org.au/
Legal entitlement to the minerals being
reported upon
The Harmony South Africa operations operate under new order
mining rights in terms of the Minerals and Petroleum Resources
Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In
PNG Harmony operates under the Independent Sate of Papua
New Guinea Mining Act 1992. All required operating permits
have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

9
OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) (US$/IMPERIAL)
Three
months
ended
South Africa
Hidden
Valley
Total
Harmony
Underground production
Surface production
Total
South
Africa
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1 Bambanani
Joel
Unisel
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Jun-15
235
149
153
253
153
188
59
139
96
1 425
1 581
648
367
2 596
4 021
451
4 472
Mar-15 197 156 158 211 144 175 55 127 96 1 319 1 500 751 346 2 597 3 916 469 4 385
Gold produced
– kg
Jun-15
915
667
730
1 121
532
945
769
533
360
6 572
207
200
259
666
7 238
739
7 977
Mar-15 929 650 760 869 528 827 748 563 387 6 261 204 222 270 696 6 957 685 7 642
Gold produced
– oz
Jun-15
29 418
21 445
23 470
36 041
17 104
30 382
24 724
17 136
11 574
211 294
6 655
6 430
8 327
21 412
232 706
23 759
256 465
Mar-15 29 868 20 898 24 435 27 939 16 976 26 589 24 049 18 101 12 442 201 297 6 559 7 137 8 681 22 377 223 674 22 023 245 697
Yield
– g/tonne
Jun-15
3.89
4.48
4.77
4.43
3.48
5.03
13.03
3.83
3.75
4.61
0.13
0.31
0.71
0.26
1.80
1.64
1.78
Mar-15 4.72 4.17 4.81 4.12 3.67 4.73 13.60 4.43 4.03 4.75 0.14 0.30 0.78 0.27 1.78 1.46 1.74
Cash operating
costs
– R/kg
Jun-15
475 130
405 966
406 418
367 940
458 677
334 152
237 464
369 006
459 372
383 311
376 024
375 125
392 251
382 065
383 197
453 077
389 671
Mar-15 453 214 407 286 377 879 438 522 436 333 336 706 227 365 311 538 435 292 379 620 340 902 394 122 386 496 375 565 379 214 364 561 377 901
Cash operating
costs
– $/oz
Jun-15
1 223
1 045
1 047
947
1 181
860
611
950
1 183
987
968
966
1 010
984
987
1 167
1 003
Mar-15 1 201 1 079 1 001 1 162 1 156 892 602 825 1 153 1 006 903 1 044 1 024 995 1 005 966 1 001
Cash operating
costs
– R/tonne
Jun-15
1 850
1 817
1 939
1 630
1 595
1 680
3 095
1 415
1 723
1 768
49
116
277
98
690
742
695
Mar-15 2 137 1 697 1 818 1 806 1 600 1 591 3 092 1 381 1 755 1 802 46 117 302 101 674 532 659
Gold sold
– Kg
Jun-15
1 044
673
759
1 166
553
952
800
578
374
6 899
208
194
274
676
7 575
746
8 321
Mar-15 976 625 755 864 524 834 743 467 384 6 172 194 216 274 684 6 856 588 7 444
Gold sold
– oz
Jun-15
33 565
21 637
24 402
37 488
17 779
30 607
25 721
18 583
12 024
221 806
6 687
6 237
8 809
21 733
243 539
23 984
267 523
Mar-15 31 379 20 094 24 274 27 778 16 847 26 814 23 888 15 014 12 346 198 434 6 237 6 945 8 809 21 991 220 425 18 905 239 330
Revenue
(R’000)
Jun-15
484 792
312 460
351 852
540 523
256 344
442 291
370 676
267 615
173 455
3 200 008
96 678
89 965
126 733
313 376
3 513 384
346 809
3 860 193
Mar-15 449 192 286 954 347 963 397 885 241 539 383 403 342 479 215 451 177 009 2 841 875 89 524 99 852 126 033 315 409 3 157 284 271 190 3 428 474
Cash operating
costs
(R’000)
Jun-15
434 744
270 779
296 685
412 461
244 016
315 774
182 610
196 680
165 374
2 519 123
77 837
75 025
101 593
254 455
2 773 578
334 824
3 108 402
Mar-15 421 036 264 736 287 188 381 076 230 384 278 456 170 069 175 396 168 458 2 376 799 69 544 87 495 104 354 261 393 2 638 192 249 724 2 887 916
Inventory
movement
(R’000)
Jun-15
52 944
3 851
13 463
12 268
9 071
2 758
12 702
11 327
6 981
125 365
(160)
(2 417)
5 463
2 886
128 251
(3 657)
124 594
Mar-15 22 301 (12 984) (5 512) 405 (366) (1 941) (7 424) (33 009) (1 209) (39 739) (4 194) (2 922) (307) (7 423) (47 162) (55 513) (102 675)
Operating costs
(R’000)
Jun-15
487 688
274 630
310 148
424 729
253 087
318 532
195 312
208 007
172 355
2 644 488
77 677
72 608
107 056
257 341
2 901 829
331 167
3 232 996
Mar-15 443 337 251 752 281 676 381 481 230 018 276 515 162 645 142 387 167 249 2 337 060 65 350 84 573 104 047 253 970 2 591 030 194 211 2 785 241
Production profit (R’000)
Jun-15
(2 896)
37 830
41 704
115 794
3 257
123 759
175 364
59 608
1 100
555 520
19 001
17 357
19 677
56 035
611 555
15 642
627 197
Mar-15 5 855 35 202 66 287 16 404 11 521 106 888 179 834 73 064 9 760 504 815 24 174 15 279 21 986 61 439 566 254 76 979 643 233
Production profit ($’000)
Jun-15
(239)
3 132
3 453
9 586
270
10 246
14 518
4 934
91
45 991
1 573
1 437
1 629
4 639
50 630
1 295
51 925
Mar-15 499 2 999 5 646 1 397 981 9 103 15 316 6 223 831 42 995 2 058 1 302 1 873 5 233 48 228 6 556 54 784
Capital
expenditure
(R’000)
Jun-15
113 597
57 673
96 529
72 792
34 140
79 055
22 172
49 878
20 228
546 064
1 143
1 397
12 189
14 729
560 793
47 469
608 262
Mar-15 102 713 58 658 93 945 69 942 42 563 73 715 23 860 41 929 18 591 525 916 1 450 1 592 13 519 16 561 542 477 40 685 583 162
Capital
expenditure
($’000)
Jun-15
9 405
4 775
7 992
6 026
2 826
6 545
1 836
4 129
1 675
45 209
95
116
1 009
1 220
46 429
3 930
50 359
Mar-15 8 748 4 996 8 001 5 957 3 625 6 278 2 032 3 571 1 583 44 791 123 136 1 151 1 410 46 201 3 465 49 666
Cash operating
cost and capital
– R/kg
Jun-15
599 280
492 432
538 649
432 875
522 850
417 808
266 296
462 585
515 561
466 401
381 546
382 110
439 313
404 180
460 676
517 311
465 923
Mar-15 563 777 497 529 501 491 519 008 516 945 425 842 259 263 386 012 483 331 463 618 348 010 401 293 436 567 399 359 457 190 423 955 454 211
Cash operating
cost and capital
– $/oz
Jun-15
1 543
1 268
1 387
1 115
1 346
1 076
686
1 191
1 328
1 201
983
984
1 131
1 041
1 186
1 332
1 200
Mar-15 1 493 1 318 1 328 1 375 1 369 1 128 687 1 022 1 280 1 228 922 1 063 1 156 1 058 1 211 1 123 1 203
All-in sustaining
costs
– R/kg
Jun-15
593 635
516 120
550 617
441 458
543 746
435 177
278 032
413 206
538 079
475 031
379 144
408 253
451 333
416 758
469 467
573 007
478 746
Mar-15 580 834 506 937 505 086 541 040 543 497 428 593 257 253 365 686 506 655 474 925 344 328 405 970 446 887 404 878 467 456 561 306 474 873
All-in sustaining
costs
– $/oz
Jun-15
1 529
1 329
1 418
1 137
1 400
1 121
716
1 064
1 386
1 223
976
1 051
1 162
1 073
1 209
1 467
1 233
Mar-15 1 539 1 343 1 338 1 433 1 440 1 135 681 969 1 342 1 258 912 1 075 1 184 1 073 1 238 1 482 1 258

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

11
OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) (US$/IMPERIAL)
Year
ended
South Africa
Hidden
Valley
Total
Harmony
Underground production
Surface production
Total
South
Africa
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1 Bambanani
Joel
Unisel
Target 3
Steyn 2
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Jun-15
908
603
611
992
670
749
229
551
417
90
–
5 820
6 245
2 701
1 472
10 418
16 238
1 825
18 063
Jun-14 1 143 737 577 947 670 771 206 548 408 301 33 6 341 6 073 2 897 1 472 10 442 16 783 2 001 18 784
Gold produced
– kg
Jun-15
3 953
2 663
3 118
4 278
2 463
3 824
2 908
2 258
1 695
483
–
27 643
867
862
1 198
2 927
30 570
2 943
33 513
Jun-14 4 694 2 603 2 976 4 223 2 718 4 493 2 576 2 335 1 838 1 413 392 30 261 835 903 1 162 2 900 33 161 3 292 36 453
Gold produced
– oz
Jun-15
127 092
85 618
100 246
137 540
79 187
122 944
93 495
72 596
54 495
15 529
–
888 742
27 875
27 713
38 517
94 105
982 847
94 619
1 077 466
Jun-14 150 916 83 687 95 680 135 772 87 385 144 453 82 821 75 072 59 093 45 429 12 603 972 911 26 846 29 032 37 358 93 236 1 066 147 105 840 1 171 987
Yield
– g/tonne
Jun-15
4.35
4.42
5.10
4.31
3.68
5.11
12.70
4.10
4.06
5.37
–
4.75
0.14
0.32
0.81
0.28
1.88
1.61
1.86
Jun-14 4.11 3.53 5.16 4.46 4.06 5.83 12.50 4.26 4.50 4.69 11.88 4.77 0.14 0.31 0.79 0.28 1.98 1.65 1.94
Cash operating
costs
– R/kg
Jun-15
472 112
402 065
373 876
371 149
397 380
308 156
239 552
334 168
397 615
352 497
–
366 928
339 896
382 959
377 547
367 988
367 030
391 774
369 203
Jun-14 389 762 420 617 358 995 326 498 360 006 233 487 222 764 294 493 326 466 394 522 263 893 327 866 294 408 363 568 351 670 338 887 328 830 329 943 328 931
Cash operating
costs
– $/oz
Jun-15
1 283
1 092
1 016
1 008
1 080
837
651
908
1 080
958
–
997
924
1 041
1 026
1 000
997
1 065
1 003
Jun-14 1 171 1 264 1 079 981 1 082 702 669 885 981 1 185 793 985 885 1 092 1 057 1 018 988 991 988
Cash operating
costs
– R/tonne
Jun-15
2 055
1 776
1 908
1 601
1 461
1 573
3 042
1 369
1 616
1 892
–
1 743
47
122
307
103
691
632
685
Jun-14 1 601 1 486 1 852 1 456 1 460 1 361 2 786 1 255 1 471 1 852 3 135 1 565 40 113 278 94 650 543 638
Gold sold
– kg
Jun-15
4 297
2 711
3 156
4 337
2 491
3 868
2 947
2 330
1 715
502
–
28 354
881
864
1 230
2 975
31 329
3 003
34 332
Jun-14 4 531 2 633 2 963 4 204 2 708 4 508 2 567 2 308 1 834 1 409 393 30 058 825 895 1 203 2 923 32 981 3 307 36 288
Gold sold
– oz
Jun-15
138 151
87 160
101 468
139 437
80 087
124 358
94 748
74 911
55 138
16 140
–
911 598
28 324
27 778
39 545
95 647
1 007 245
96 548
1 103 793
Jun-14 145 673 84 653 95 263 135 161 87 064 144 936 82 530 74 204 58 964 45 301 12 635 966 384 26 524 28 775 38 677 93 976 1 060 360 106 322 1 166 682
Revenue
(R’000)
Jun-15
1 938 854
1 219 563
1 420 103
1 948 230
1 118 128
1 737 965
1 329 685
1 046 231
770 175
222 494
–
12 751 428
396 398
389 163
551 323
1 336 884
14 088 312
1 346 310
15 434 622
Jun-14 1 959 013 1 126 208 1 283 570 1 822 120 1 170 982 1 947 595 1 110 756 994 583 792 420 608 508 167 938 12 983 693 357 467 385 899 521 812 1 265 178 14 248 871 1 433 545 15 682 416
Cash operating
costs
(R’000)
Jun-15
1 866 258
1 070 700
1 165 744
1 587 777
978 747
1 178 389
696 616
754 551
673 957
170 256
–
10 142 995
294 690
330 111
452 301
1 077 102
11 220 097
1 152 992
12 373 089
Jun-14 1 829 543 1 094 866 1 068 368 1 378 800 978 495 1 049 059 573 839 687 640 600 044 557 459 103 446 9 921 559 245 831 328 302 408 640 982 773 10 904 332 1 086 173 11 990 505
Inventory
movement
(R’000)
Jun-15
129 449
21 487
15 055
23 589
12 776
12 463
8 156
14 955
7 904
6 917
–
252 751
4 947
871
10 839
16 657
269 408
(9 898)
259 510
Jun-14 (76 931) 3 240 (7 240) (13 782) 4 109 1 709 59 (19 618) (280) (622) 3 268 (106 088) (5 116) (4 492) 10 019 411 (105 677) 3 520 (102 157)
Operating costs
(R’000)
Jun-15
1 995 707
1 092 187
1 180 799
1 611 366
991 523
1 190 852
704 772
769 506
681 861
177 173
–
10 395 746
299 637
330 982
463 140
1 093 759
11 489 505
1 143 094
12 632 599
Jun-14 1 752 612 1 098 106 1 061 128 1 365 018 982 604 1 050 768 573 898 668 022 599 764 556 837 106 714 9 815 471 240 715 323 810 418 659 983 184 10 798 655
1 089 693
11 888 348
Production profit (R’000)
Jun-15
(56 853)
127 376
239 304
336 864
126 605
547 113
624 913
276 725
88 314
45 321
–
2 355 682
96 761
58 181
88 183
243 125
2 598 807
203 216
2 802 023
Jun-14 206 401 28 102 222 442 457 102 188 378 896 827 536 858 326 561 192 656 51 671 61 224 3 168 222 116 752 62 089 103 153 281 994 3 450 216 343 852 3 794 068
Production profit ($’000)
Jun-15
(4 966)
11 127
20 905
29 427
11 060
47 794
54 591
24 174
7 715
3 959
–
205 786
8 453
5 083
7 703
21 239
227 025
17 752
244 777
Jun-14 19 940 2 715 21 490 44 160 18 200 86 642 51 865 31 549 18 613 4 992 5 914 306 080 11 279 5 999 9 965 27 243 333 323 33 220 366 543
Capital
expenditure
(R’000)
Jun-15
462 863
245 144
403 495
313 317
165 670
295 504
109 910
182 239
99 428
20 437
–
2 298 007
3 641
5 979
40 898
50 518
2 348 525
121 121
2 469 646
Jun-14 508 869 237 922 360 120 300 518 167 874 289 408 124 967 144 903 85 613 128 197 1 739 2 350 130 2 310 8 569 33 134 44 013 2 394 143 122 346 2 516 489
Capital
expenditure
($’000)
Jun-15
40 434
21 415
35 248
27 370
14 472
25 814
9 601
15 920
8 686
1 785
–
200 745
318
522
3 573
4 413
205 158
10 581
215 739
Jun-14 49 162 22 986 34 791 29 033 16 218 27 960 12 073 13 999 8 271 12 385 168 227 046 223 828 3 201 4 252 231 298 11 820 243 118
Cash operating
cost and capital
– R/kg
Jun-15
589 203
494 121
503 284
444 388
464 644
385 432
277 347
414 876
456 274
394 810
450 060
344 096
389 896
411 685
385 248
443 854
432 930
442 895
Jun-14 498 170 512 020 480 003 397 660 421 769 297 901 271 276 356 549 373 045 485 248 268 329 405 528 297 175 373 058 380 184 354 064 401 028 367 108 397 964
Cash operating
cost and capital
– $/oz
Jun-15
1 601
1 343
1 367
1 207
1 262
1 047
754
1 127
1 240
1 073
–
1 223
935
1 059
1 119
1 047
1 206
1 176
1 203
Jun-14 1 497 1 539 1 442 1 195 1 267 895 815 1 071 1 121 1 458 806 1 219 893 1 121 1 142 1 064 1 205 1 103 1 196
All-in sustaining
costs
– R/kg
Jun-15
594 399
508 743
501 996
460 844
486 861
399 642
276 855
390 417
477 013
409 945
–
459 347
344 319
403 906
427 005
395 810
453 253
514 690
458 626
Jun-14 522 347 523 839 486 710 415 061 450 210 312 436 263 867 338 957 397 993 503 810 272 956 418 105 294 615 383 701 397 889 364 396 413 270 415 068 413 433
All-in sustaining
costs
– $/oz
Jun-15
1 615
1 382
1 364
1 252
1 323
1 086
752
1 061
1 296
1 114
–
1 248
936
1 097
1 160
1 075
1 232
1 395
1 246
Jun-14 1 570 1 574 1 463 1 247 1 353 939 793 1 019 1 196 1 514 820 1 256 885 1 153 1 196 1 095 1 242 1 244 1 242

SA RAND RESULTS
FOR THE FOURTH QUARTER AND
YEAR ENDED
30 JUNE 2015
Q4 FY15

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)
Figures in million
Note
Quarter ended
Year ended
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
30 June
2015
(Reviewed)
30 June
2014
(Audited)
Revenue
3 860
3 428 3 763
15 435
15 682
Cost of sales 2
(7 316)
(3 444) (4 941)
(19 053)
(16 088)
Production costs
(3 233)
(2 785) (2 916)
(12 632)
(11 888)
Amortisation and depreciation
(624)
(596) (526)
(2 472)
(2 143)
Impairment of assets
(3 471)
– (1 410)
(3 471)
(1 439)
Other items
12
(63) (89)
(478)
(618)
Gross loss
(3 456)
(16) (1 178)
(3 618)
(406)
Corporate, administration and other expenditure
(95)
(90) (112)
(378)
(430)
Social investment expenditure
(12)
(20) (21)
(71)
(88)
Exploration expenditure 3
(44)
(39) (114)
(263)
(458)
Profit/(loss) on sale of property,
plant and equipment
6
(1) 30
6
30
Loss on scrapping of property, plant and equipment 6
(61)
– –
(491)
–
Other expenses (net) 8
(12)
(127) (47)
(378)
(208)
Operating loss
(3 674)
(293) (1 442)
(5 193)
(1 560)
Loss from associates 7
(25)
– (125)
(25)
(109)
Profit on disposal of investments
4
– 14
4
7
Net (loss)/gain on financial instruments
(15)
7 32
9
170
Investment income
57
61 61
229
220
Finance cost
(61)
(71) (101)
(264)
(277)
Loss before taxation
(3 714)
(296) (1 561)
(5 240)
(1 549)
Taxation 4
562
33 338
704
279
Normal taxation
4
3 1
5
(24)
Deferred taxation
558
30 337
699
303
Net loss for the period
(3 152)
(263) (1 223)
(4 536)
(1 270)
Attributable to:
Owners of the parent
(3 152)
(263) (1 223)
(4 536)
(1 270)
Loss per ordinary share (cents)
5
Basic loss
(725)
(61) (282)
(1 044)
(293)
Diluted loss
(725)
(61) (282)
(1 044)
(293)
The accompanying notes are an integral part of these condensed consolidated financial statements.
The condensed consolidated provisional financial statements (condensed consolidated financial statements) for the year ended
30 June 2015 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited on
14 August 2015. These condensed consolidated financials have been reviewed by the group’s external auditors, PricewaterhouseCoopers
Incorporated (see note 16).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(RAND)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)
for the year ended 30 June 2015
Figures in million
Quarter ended
Year ended
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
30 June
2015
(Reviewed)
30 June
2014
(Audited)
Net loss for the period
(3 152)
(263) (1 223)
(4 536)
(1 270)
Other comprehensive (loss)/income for the period,
net of income tax
(79)
73 624
59
(140)
Items that may be reclassified subsequently to profit or loss:
(84)
73 655
54
(109)
Foreign exchange translation
(84)
73 668
54
(108)
Movements on investments
–
– (13)
–
(1)
Items that will not be reclassified to profit or loss:
5
– (31)
5
(31)
Remeasurement of retirement benefit obligation
Actuarial gain/(loss) recognised during the year
8
– (38)
8
(38)
Deferred taxation thereon
(3)
– 7
(3)
7
Total comprehensive loss for the period
(3 231)
(190) (599)
(4 477)
(1 410)
Attributable to:
Owners of the parent
(3 231)
(190) (599)
(4 477)
(1 410)
The accompanying notes are an integral part of these condensed consolidated financial statements.
Figures in million
Share
capital
Other
reserves
Accumulated
loss
Total
Balance – 30 June 2014
28 325
3 539
(822)
31 042
Share-based payments
(1)
189
–
188
Net loss for the period
–
–
(4 536)
(4 536)
Other comprehensive income for the period
–
59
–
59
Balance – 30 June 2015 (Reviewed)
28 324
3 787
(5 358)
26 753
Balance – 30 June 2013 28 325 3 442 448 32 215
Share-based payments – 237 – 237
Net loss for the period – – (1 270) (1 270)
Other comprehensive loss for the period – (140) – (140)
Balance – 30 June 2014 (Audited)
28 325 3 539 (822) 31 042
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)
Figures in million
Note
At
30 June
2015
(Reviewed)
At
31 March
2015
(Unaudited)
At
30 June
2014
(Audited)
ASSETS
Non-current assets
Property, plant and equipment
6
29 548
33 018 33 069
Intangible assets
885
885 886
Restricted cash
48
45 42
Restricted investments
2 384
2 375 2 299
Deferred tax assets 4
–
66 81
Loan to associate 7
80
124 –
Investments in financial assets
5
5 4
Inventories
36
50 50
Total non-current assets
32 986
36 568 36 431
Current assets
Inventories
1 292
1 453 1 534
Trade and other receivables
746
854 951
Income and mining taxes
30
28 110
Restricted cash
16
15 15
Cash and cash equivalents
1 067
701 1 829
Total current assets
3 151
3 051 4 439
Total assets
36 137
39 619 40 870
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 324
28 325 28 325
Other reserves
3 787
3 833 3 539
Accumulated loss
(5 358)
(2 206) (822)
Total equity
26 753
29 952 31 042
Non-current liabilities
Deferred tax liabilities
4
1 906
2 528 2 680
Provision for environmental rehabilitation
2 218
2 216 2 098
Retirement benefit obligation 2
163
258 247
Other non-current liabilities
37
33 95
Borrowings 8
3 399
2 860 2 860
Total non-current liabilities
7 723
7 895 7 980
Current liabilities
Income and mining taxes
1
8 –
Trade and other payables
1 660
1 764 1 848
Total current liabilities
1 661
1 772 1 848
Total equity and liabilities
36 137
39 619 40 870
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)
Figures in million
Quarter ended
Year ended
Note
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
Restated*
30 June
2015
(Reviewed)
30 June
2014
(Audited)
Cash flow from operating activities
Cash generated by operations
568
353 443
1 928
2 247
Interest and dividends received
25
21 47
101
139
Interest paid
(48)
(14) (32)
(108)
(121)
Income and mining taxes (paid)/refunded
(5)
26 31
85
3
Cash generated by operating activities
540
386 489
2 006
2 268
Cash flow from investing activities
(Increase)/decrease in restricted cash
(4)
12 (3)
8
(6)
Decrease/(increase) in restricted investments
11
19 (24)
31
(24)
Proceeds on disposal of investments
–
– 51
–
51
Loan to associate
–
– –
(120)
–
Net additions to property, plant and equipment 10
(718)
(710) (699)
(2 827)
(2 661)
Cash utilised by investing activities
(711)
(679) (675)
(2 908)
(2 640)
Cash flow from financing activities
Borrowings raised
541
400 –
941
612
Borrowings repaid
(11)
(782) –
(793)
(468)
Cash generated/(utilised) by
financing activities
530
(382) –
148
144
Foreign currency translation adjustments
7
2 7
(8)
(32)
Net increase/(decrease) in cash and cash equivalents
366
(673) (179)
(762)
(260)
Cash and cash equivalents – beginning of period
701
1 374 2 008
1 829
2 089
Cash and cash equivalents – end of period
1 067
701 1 829
1 067
1 829
* For the June 2014 quarter: Cash generated by operating activities previously reported as R470 million restated to R489 million. Cash utilised by investing activities previously reported as R656 million restated to R675 million. This is mainly related to the change in accounting policy for IFRIC 20, which became effective 1 July 2013.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2015 (Rand)
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the year ended 30 June 2015 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Listings Requirements for provisional reports, SAICA Financial Reporting Guides as issued by the
Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the
manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from
1 July 2014 and had no impact on the financial results of the group:
IFRSs Annual Improvements 2010 – 2012 Cycle
IAS 32 Amendment – Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendment – Impairment of Assets – Recoverable amount disclosures for non-financial assets
IFRIC 21 Levies
2.
Cost of sales
Figures in million
Quarter ended
Year ended
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
30 June
2015
(Reviewed)
30 June
2014
(Audited)
Production costs – excluding royalty
3 217
2 759 2 891
12 537
11 761
Royalty expense
16
26 25
95
127
Amortisation and depreciation
624
596 526
2 472
2 143
Impairment of assets
1
3 471
– 1 410
3 471
1 439
Rehabilitation (credit)/expenditure
2
(41)
15 (9)
(6)
8
Care and maintenance cost of restructured shafts
3
49
20 13
106
66
Employment termination and restructuring
costs/(credit)
4
24
(3) 40
251
274
Share-based payments
36
32 44
208
270
Other
5
(80)
(1) 1
(81)
–
Total cost of sales
7 316
3 444 4 941
19 053
16 088
1
The impairment in the June 2015 quarter consists of an impairment of R2.11 billion on Hidden Valley, R1.04 billion on Doornkop, R278 million on Phakisa and
R43 million on Freddies 9. The June 2014 quarter impairment consists of an impairment of R1.38 billion on Phakisa, R7 million on Steyn 2 and R21 million on
St Helena. Refer to note 6 for further details.
2
Included in the total for the June 2015 quarter is a credit of R61 million relating to the change in estimate following the annual reassessment.
3
Including R20 million reparation costs relating to the Brand 1A vent shaft explosion.
4
The March 2015 quarter total includes a credit for Kusasalethu following the conclusion of the Section 189A process during the quarter.
5
Included in the total for the June 2015 quarter is a credit of R87 million relating to the reduction in employees qualifying for post-retirement benefits.
3.
Exploration expenditure
The Harmony board approved the updated Golpu project prefeasibility study in December 2014. The approval and the progression to the final feasibility study stage demonstrates the technical and commercial viability of the Golpu project. As a result Harmony started capitalising project exploration and evaluation expenditure for the Golpu project in the March 2015 quarter.
4.        Taxation
A deferred tax credit of R558 million was recorded in the June 2015 quarter following the net decrease in the deferred tax rates year on year for the South African companies and impairments recorgnised on property, plant and equipment. Included in the total is a debit of R64 million for the derecognition of the Australian deferred tax asset (see note 6).

5.
Earnings/(loss) per share
Quarter ended
Year ended
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
30 June
2015
(Reviewed)
30 June
2014
(Audited)
Weighted average number of shares (million)
435.0
434.4 433.9
434.4
433.2
Weighted average number of diluted shares (million)
438.2
439.5 435.2
438.1
434.7
Total earnings/(loss) per share (cents):
Basic loss
(725)
(61) (282)
(1 044)
(293)
Diluted loss
(725)
(61) (282)
(1 044)
(293)
Headline earnings/(loss)
44
(60) 30
(189)
26
Diluted headline earnings/(loss)
44
(60) 30
(189)
26
Figures in million
Reconciliation of headline earnings/(loss):
Net loss
(3 152)
(263) (1 223)
(4 536)
(1 270)
Adjusted for:
Profit on disposal of investments
1
(4)
– (14)
(4)
(7)
Impairment of assets
3 471
– 1 410
3 471
1 439
Taxation effect on impairment of assets
(169)
– (20)
(169)
(24)
(Profit)/loss on sale of property, plant and equipment
(6)
1 (30)
(6)
(30)
Taxation effect of (loss)/profit on sale of property,
plant and equipment
(1)
– 6
(1)
6
Loss on scrapping of property, plant and equipment
61
– –
491
–
Taxation effect on loss of scrapping of property,
plant and equipment
(9)
– –
(67)
–
Headline earnings/(loss)
191
(262) 129
(821)
114
1
There is no taxation effect on these items.
6.
Property, plant and equipment
(a) Impairment
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment is the expected gold price. During this year’s planning and testing, gold price and exchange rate assumptions as per the table below were used.
Post-tax real discount rates ranging between 7.99% and 12.03% (2014: 7.03% and 11.56%), depending on the asset, were used to determine the recoverable amounts (generally fair value less costs to sell).
2016
2017
2018
Short term    Medium term
Long term
Year 1
Year 2
Year 3
US$ gold price 1 150 1 180 1 200
US$ silver price 14.00 14.50 17.00
Exchange rate (R/US$) 12.17 11.86 11.66
Exchange rate (PGK/US$) 2.75 2.75 2.80
For South African operations, values of US$40.86, US$23.35 and US$5.84 per ounce were used for measured, indicated and inferred resources, respectively. For Hidden Valley, values of US$15.00 and US$6.00 per ounce were used for indicated and inferred resources, respectively.
During the 2015 year, an impairment of R2.11 billion was recognised on Hidden Valley following a change in the life-of-mine plan during the annual planning process. Low commodity prices and high all-in sustaining costs resulted in a shortening in the life-of-mine of the operation. The revised plan also made the recoverability of the deferred tax asset for Australia unlikely, and as a result it was derecognised.
Following the decision to restructure Doornkop in May 2015, a revised life-of-mine plan was completed. The new plan resulted in a lower recoverable amount and an impairment of R1.04 billion was recognised.
Other impairments include R278 million on Phakisa as cost pressures continue to impact profitability and R43  million for
Freddies 9 as plans to develop the project further have been abandoned.
The recoverable amounts for the impaired shafts are as follows: Hidden Valley R653 million (US$53.7 million), Doornkop

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the year ended 30 June 2015 (Rand)
R1 846 million, Phakisa R3 989 million and Freddies 9 Rnil. These were determined on a fair value less costs to sell basis using the assumptions above in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.
The sensitivity scenario of a 10% decrease in the gold price used in the models as well as a 10% decrease in the silver price for
Hidden Valley would have resulted in an additional impairment at Phakisa of R1.3 billion, Doornkop of R923 million and Hidden
Valley of R461 million. The decreases noted would have resulted in impairments at Target 1 of R938 million, Target 3 of R33 million, Tshepong of R693 million, Unisel of R6 million and other Harmony assets of R393 million.
(b)    Loss on scrapping of property, plant and equipment
As previously reported, management embarked on a life-of-mine optimisation process in respect of the South African operations which was finalised at the end of the December 2014 quarter. The optimisation ensured greater focus on mining profitable and higher grade areas at our operations and therefore resulted in the abandonment of lower grade and unprofitable areas from the life-of-mine plan for most of the operations.
In the case of Kusasalethu and Masimong, the optimisation led to the abandonment of levels and areas with a carrying value.
The abandonment of these areas resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal and a loss on scrapping of property, plant and equipment of R214 million on Kusasalethu and R216 million on Masimong was recorded in the December 2014 quarter.
At 30 June 2015, following the annual life-of-mine planning, an additional amount of R61 million was recorded for various shafts as a result of the abandonment of uneconomical areas in the plans.
7.
Investment in associate
Harmony holds a 10.38% share in Rand Refinery Proprietary Limited (Rand Refinery). Due to the issues experienced at Rand Refinery following the implementation of a new Enterprise Resource Planning (ERP) system on 1 April 2013, Harmony provided for its estimated share of loss for the inventory discrepancy and recognised a R127 million loss in the June 2014 quarter.
As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery’s shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. The agreements relating to the facility were signed on 23 July 2014. During the December
2014 quarter, Rand Refinery drew down R1.02 billion on the shareholders’ loan. Harmony’s portion of the shareholders’ loan was
R120 million. Interest on the facility is JIBAR plus a margin of 3.5%.
Following the finalisation of Rand Refinery’s 2013 and 2014 audited financial statements, which accounted for the known inventory discrepancy at that date, Harmony has recorded a further R25 million against the loan to Rand Refinery (loan to associate) for its share of the loss. At 30 June 2015, the loan to associate was tested for impairment and a provision for impairment of R15 million was required. This impairment is included in “Other expenses (net)” in the income statement.
8.        Borrowings
During the March 2015 quarter, the US$300 million syndicated revolving credit facility (US$270 million drawn) was repaid and a new revolving credit facility of US$250 million (of which US$205 million was drawn down) was entered into. During the June 2015 quarter, US$45 million (R541 million) was drawn down on the US$ revolving credit facility. R400 million was drawn down on the
R1.3 billion Nedbank revolving credit facility during the March 2015 quarter.
US$ facility
Rand facility
Figures in million
US dollar
SA rand
Borrowings summary
Facility
250 1 300
Drawn down 250 400
Undrawn committed borrowing facilities – 900
Maturity February 2018 December 2016
Interest rate LIBOR + 3% JIBAR + 3.5%
A foreign exchange translation loss of R4 million was recorded in the June 2015 quarter (March 2015: R118 million) increasing the borrowings balance and other expenses (net). The total foreign exchange translation loss for the 2015 financial year is R382 million
(2014: R155 million).
9.
Financial risk management activities
Fair value determination
The following table presents the group’s assets and liabilities that are measured at fair value by level within the fair value hierarchy:
Level 1:   Quoted prices (unadjusted) in active markets for identical assets;
Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3:   Inputs for the asset that are not based on observable market data (that is unobservable inputs).

At
At At
30 June
31 March 30 June
2015
2015 2014
Figures in million
(Reviewed)
(Unaudited) (Audited)
Available-for-sale financial assets
1
Level 1
–
– –
Level 2
–
– –
Level 3
5
5 4
Fair value through profit or loss
2
Level 1
–
– –
Level 2
540
155 798
Level 3
–
– –
1
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
2
The majority of the level 2 fair values are directly derived from the All Share Top 40 index (ALSI 40) on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group’s environmental rehabilitation trust funds (included in restricted investments).
10. Net additions to property, plant and equipment includes:
Figures in million
Quarter ended
Year ended
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
30 June
2015
(Reviewed)
30 June
2014
(Audited)
Capital expenditure – operations
608
583 676
2 470
2 516
Capital and capitalised exploration and
evaluation expenditure for Wafi-Golpu
65
40 12
119
12
Additions resulting from stripping activities at
Hidden Valley
53
85 8
236
120
Other
(8)
2 3
2
13
Net additions
718
710 699
2 827
2 661
11. Commitments and contingencies
At
At At
30 June
31 March 30 June
2015
2015 2014
Figures in million
(Reviewed)
(Unaudited) (Audited)
Capital expenditure commitments:
Contracts for capital expenditure
158
196 157
Authorised by the directors but not contracted for
257
877 519
415
1 073 676
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
For a detailed disclosure on contingent liabilities refer to Harmony’s annual financial statements for the financial year ended
30 June 2014. There were no significant changes in contingencies since 30 June 2014, except as discussed below:
(a)    US class action
The distribution of the settlement amount, held in escrow, to the plaintiff class of the lawsuit filed in the United States of
America was completed. From both legal and accounting perspectives, the matter is now concluded.
12.     Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.
During the June 2015 quarter, Frank Abbott, financial director, purchased 60 000 shares in the company in the open market.
13.     Subsequent events
Harmony has signed a R100 million guarantee for the ARM Broad Based Economic Empowerment (BBEE) Trust, a member of the
African Rainbow Minerals (ARM) group. The guarantee is for additional security for the ARM BBEE Trust loan due to Nedbank
Limited.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

14.     Segment report
The segment report follows on page 23.
15.      Reconciliation of segment information to condensed consolidated income statements and balance sheets
Year ended
30 June
30 June
2015
2014
Figures in million
(Reviewed)
(Audited)
The “Reconciliation of segment information to condensed consolidated financial statements”
line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:
Reconciliation of production profit to gross loss
Total segment revenue
15 435
15 682
Total segment production costs
(12 632)
(11 888)
Production profit per segment report
2 803
3 794
Depreciation
(2 472)
(2 143)
Impairment
(3 471)
(1 439)
Other cost of sales items
(478)
(618)
Gross loss as per income statements
1
(3 618)
(406)
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
At
At
30 June
30 June
2015
2014
Figures in million
(Reviewed)
(Audited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
762
787
Undeveloped property
5 139
5 139
Other non-mining assets
199
117
Wafi-Golpu assets
1 188
1 092
7 288
7 135
16.     Review report
These condensed consolidated financial statements for the year ended 30 June 2015 have been reviewed by PricewaterhouseCoopers
Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor’s review report is available for inspection at the company’s registered office, together with the financial statements identified in the auditor’s report.

SEGMENT REPORT (RAND/METRIC)
for the year ended 30 June 2015
Revenue
30 June
Production cost
30 June
Production
profit/(loss)
30 June
Mining assets
30 June
Capital
expenditure
#
30 June
Kilograms
produced
@
30 June
Tonnes milled
@
30 June
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
R million
R million
R million
R million
R million
kg
t'000
South Africa
Underground
Kusasalethu
1 939
1 959
1 996
1 753
(57)
206
3 619
3 616
463
509
3 953
4 694
908
1 143
Doornkop
1 220
1 126
1 092
1 098
128
28
2 239
3 386
245
238
2 663
2 603
603
737
Phakisa
1 420
1 284
1 181
1 061
239
223
4 307
4 590
403
360
3 118
2 976
611
577
Tshepong
1 948
1 822
1 611
1 365
337
457
4 025
3 941
313
301
4 278
4 223
992
947
Masimong
1 118
1 171
992
983
126
188
893
1 060
166
168
2 463
2 718
670
670
Target 1
1 738
1 948
1 191
1 051
547
897
2 782
2 770
296
289
3 824
4 493
749
771
Bambanani
(a)
1 330
1 279
705
681
625
598
821
841
110
127
2 908
2 968
229
239
Joel
1 046
995
770
668
276
327
578
450
182
145
2 258
2 335
551
548
Unisel
770
792
682
600
88
192
594
663
99
85
1 695
1 838
417
408
Target 3
222
609
177
557
45
52
535
542
20
128
483
1 413
90
301
Surface
All other surface operations
1 338
1 263
1 092
981
246
282
483
473
51
44
2 927
2 900
10 418
10 442
Total South Africa
14 089
14 248
11 489
10 798
2 600
3 450
20 876
22 332
2 348
2 394
30 570
33 161
16 238
16 783
International
Hidden Valley
1 346
1 434
1 143
1 090
203
344
1 384
3 602
121
122
2 943
3 292
1 825
2 001
Total international
1 346
1 434
1 143
1 090
203
344
1 384
3 602
121
122
2 943
3 292
1 825
2 001
Total operations
15 435
15 682
12 632
11 888
2 803
3 794
22 260
25 934
2 469
2 516
33 513
36 453
18 063
18 784
Reconciliation of the segment
information to the condensed
consolidated financial statements
(refer to note 15)
7 288
7 135
15 435
15 682
12 632
11 888
29 548
33 069
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R119 million (2014: R12 million).
(a)
Includes Steyn 2 for the June 2014 amounts.
@
Production statistics are unaudited.
The segment report for the year ended 30 June 2014 has been audited. The segment report for the year ended 30 June 2015 has been reviewed.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

US$ RESULTS
FOR THE FOURTH
QUARTER AND
YEAR ENDED
30 JUNE 2015
Q4 FY15

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
30 June
2015
(Unaudited)
30 June
2014
(Audited)
Revenue
320
292 358
1 348
1 515
Cost of sales
(606)
(293) (469)
(1 664)
(1 549)
Production costs
(268)
(237) (277)
(1 103)
(1 148)
Amortisation and depreciation
(52)
(51) (50)
(216)
(207)
Impairment of assets
(287)
– (134)
(303)
(135)
Other items
1
(5) (8)
(42)
(59)
Gross loss
(286)
(1) (111)
(316)
(34)
Corporate, administration and other expenditure
(8)
(8) (11)
(33)
(42)
Social investment expenditure
(1)
(2) (2)
(6)
(9)
Exploration expenditure
(4)
(3) (11)
(23)
(44)
Profit on sale of property, plant and equipment
–
– 3
1
3
Loss on scrapping of property, plant and equipment
(5)
– –
(43)
–
Other expenses (net)
(1)
(11) (4)
(33)
(20)
Operating loss
(305)
(25) (136)
(453)
(146)
Loss from associates
(2)
– (12)
(2)
(10)
Profit on disposal of investments
–
– 1
–
1
Net (loss)/gain on financial instruments
(1)
1 3
1
16
Investment income
5
5 6
20
21
Finance cost
(5)
(6) (10)
(23)
(27)
Loss before taxation
(308)
(25) (148)
(457)
(145)
Taxation
47
3 32
61
27
Normal taxation
–
– –
–
(2)
Deferred taxation
47
3 32
61
29
Net loss for the period
(261)
(22) (116)
(396)
(118)
Attributable to:
Owners of the parent
(261)
(22) (116)
(396)
(118)
Loss per ordinary share (cents)
Basic loss
(60)
(5) (27)
(91)
(27)
Diluted loss
(60)
(5) (27)
(91)
(27)
The currency conversion average rates for the quarter ended: June 2015: US$1 = R12.08 (March 2015: US$1 = R11.74, June 2014:
US$1 = R10.51). For year ended: June 2015: US$1 = R11.45 (June 2014: US$1 = R10.35).
The income statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.
Note on convenience translations
Except where specific statements have been extracted from 2014 annual financial statements, the requirements of IAS 21, The
Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 25 to 29.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)
for the year ended 30 June 2015 (Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
30 June
2015
(Unaudited)
30 June
2014
(Audited)
Net loss for the period
(261)
(22) (116)
(396)
(118)
Other comprehensive (loss)/income for the period, net
of income tax
(7)
6 59
5
(209)
Items that may be reclassified subsequently to profit
or loss:
(7)
6 62
5
(206)
Foreign exchange translation
(7)
6 63
5
(206)
Movements on investments
–
– (1)
–
–
Items that will not be reclassified to profit or loss:
–
– (3)
–
(3)
Remeasurement of retirement benefit obligation
Acturial gain/(loss) recognised during the year
–
– (4)
–
(4)
Deferred taxation thereon
–
– 1
–
1
Total comprehensive loss for the period
(268)
(16) (57)
(391)
(327)
Attributable to:
Owners of the parent
(268)
(16) (57)
(391)
(327)
The currency conversion average rates for the quarter ended: June 2015: US$1 = R12.08 (March 2015: US$1 = R11.74,
June 2014: US$1 = R10.51). For year ended: June 2015: US$1 = R11.45 (June 2014: US$1 = R10.35).
The statement of comprehensive income for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.
Figures in million
Share
capital
Other
reserves
Accumulated
loss
Total
Balance – 30 June 2014
2 329
291
(67)
2 553
Share-based payments
–
15
–
15
Net loss for the period
–
–
(373)
(373)
Other comprehensive income for the period
–
5
–
5
Balance – 30 June 2015 (Unaudited)
2 329
311
(440)
2 200
Balance – 30 June 2013 4 035 (701) (105) 3 229
Share-based payments – 23 – 23
Net loss for the period – – (118) (118)
Other comprehensive loss for the period – (209) – (209)
Balance – 30 June 2014 (Audited)
4 035 (887) (223) 2 925
The currency conversion closing rates for the year ended 30 June 2015: US$1 = R12.16 (June 2014: US$1 = R10.61).
The statement of changes in equity for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
Figures in million
At
30 June
2015
(Unaudited)
At
31 March
2015
(Unaudited)
At
30 June
2014
(Audited)
ASSETS
Non-current assets
Property, plant and equipment
2 430
2 712 3 116
Intangible assets
73
73 84
Restricted cash
4
4 4
Restricted investments
196
195 217
Deferred tax assets
–
5 8
Loan to associate
7
10 –
Inventories
3
4 5
Total non-current assets
2 713
3 003 3 434
Current assets
Inventories
106
119 145
Trade and other receivables
62
70 90
Income and mining taxes
2
2 10
Restricted cash
1
1 1
Cash and cash equivalents
88
58 172
Total current assets
259
250 418
Total assets
2 972
3 253 3 852
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
2 329
2 327 4 035
Other reserves
311
315 (887)
Accumulated loss
(440)
(182) (223)
Total equity
2 200
2 460 2 925
Non-current liabilities
Deferred tax liabilities
157
207 253
Provision for environmental rehabilitation
182
182 198
Retirement benefit obligation
13
21 23
Other non-current liabilities
3
2 9
Borrowings
280
235 270
Total non-current liabilities
635
647 753
Current liabilities
Income and mining taxes
–
1 –
Trade and other payables
137
145 174
Total current liabilities
137
146 174
Total equity and liabilities
2 972
3 253 3 852
The balance sheet for June 2015 converted at a conversion rate of US$1 = R12.16 (March 2015: US$1 = R12.17, June 2014:
US$1 = R10.61).
The balance sheet at 30 June 2014 has been extracted from the 2014 annual financial statements.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2015
(Unaudited)
31 March
2015
(Unaudited)
30 June
2014
(Unaudited)
Restated*
30 June
2015
(Unaudited)
30 June
2014
(Audited)
Cash flow from operating activities
Cash generated by operations
47
30 42
168
218
Interest and dividends received
2
2 4
9
13
Interest paid
(4)
(1) (3)
(9)
(12)
Income and mining taxes refunded
–
2 3
7
–
Cash generated by operating activities
45
33 46
175
219
Cash flow from investing activities
Decrease/(increase) in restricted cash
–
1 –
1
(1)
Decrease/(increase) in restricted investments
1
2 (2)
3
(2)
Proceeds on disposal of investments
–
– 5
–
5
Loan to associate
–
– –
(10)
–
Net additions to property, plant and equipment
(59)
(60) (66)
(247)
(257)
Cash utilised by investing activities
(58)
(57) (63)
(253)
(255)
Cash flow from financing activities
Borrowings raised
45
34 –
82
60
Borrowings repaid
(1)
(67) –
(69)
(44)
Cash generated/(utilised) by financing activities
44
(33) –
13
16
Foreign currency translation adjustments
(1)
(4) (1)
(19)
(17)
Net increase/(decrease) in cash and cash equivalents
30
(61) (18)
(84)
(37)
Cash and cash equivalents – beginning of period
58
119 190
172
209
Cash and cash equivalents – end of period
88
58 172
88
172
* For the June 2014 quarter: Cash generated by operating activities previously reported as US$45 million restated to US$46 million. Cash utilised by investing activities previously reported as US$62 million restated to US$63 million. This is mainly related to the change in accounting policy for IFRIC 20, which became effective
1 July 2013.
The currency conversion average rates for the quarter ended: June 2015: US$1 = R12.08 (March 2015: US$1 = R11.74, June 2014:
US$1 = R10.51). For year ended: June 2015: US$1 = R11.45 (June 2014: US$1 = R10.35).
Closing balance translated at closing rates of: June 2015: US$1 = R12.16 (March 2015: US$1 = R12.17, June 2014: US$1 = R10.61).
The cash flow statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)
for the year ended 30 June 2015
Revenue
30 June
Production cost
30 June
Production
profit/(loss)
30 June
Mining assets
30 June
Capital
expenditure
#
30 June
Ounces
produced
@
30 June
Tons milled
@
30 June
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t'000
South Africa
Underground
Kusasalethu
169
189
174
169
(5)
20
298
341
40
49
127 092
150 916
1 001
1 260
Doornkop
107
109
95
106
12
3
184
319
21
23
85 618
83 687
665
812
Phakisa
124
124
103
103
21
21
354
433
35
35
100 246
95 680
674
636
Tshepong
170
176
141
132
29
44
331
372
27
29
137 540
135 772
1 095
1 044
Masimong
98
113
87
95
11
18
73
100
15
16
79 187
87 385
739
739
Target 1
152
188
104
101
48
87
229
261
26
28
122 944
144 453
826
851
Bambanani
(a)
116
124
62
66
54
58
68
79
10
12
93 495
95 424
253
263
Joel
91
96
67
64
24
32
48
42
16
14
72 596
75 072
607
604
Unisel
67
77
60
58
7
19
49
63
9
8
54 495
59 093
460
450
Target 3
19
59
15
54
4
5
44
51
2
13
15 529
45 429
99
331
Surface
All other surface operations
117
122
95
95
22
27
40
45
4
4
94 105
93 236
11 488
11 516
Total South Africa
1 230
1 377
1 003
1 043
227
334
1 718
2 106
205
231
982 847
1 066 147
17 907
18 506
International
Hidden Valley
118
138
100
105
18
33
114
340
11
12
94 619
105 840
2 012
2 207
Total international
118
138
100
105
18
33
114
340
11
12
94 619
105 840
2 012
2 207
Total operations
1 348
1 515
1 103
1 148
245
367
1 832
2 446
216
243
1 077 466
1 171 987
19 919
20 713
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$10 million (2014: US$1 million).
(a)
Includes Steyn 2 for the June 2014 amounts.
@
Production statistics are unaudited.
The segment report for the year ended 30 June 2014 has been audited. The segment report for the year ended 30 June 2015 is unaudited.

Harmony Gold Mining Company Limited
Results for the fourth quarter FY15 and year ended 30 June 2015

DEVELOPMENT RESULTS (METRIC)
Quarter ending June 2015
DEVELOPMENT RESULTS (IMPERIAL)
Quarter ending June 2015
Channel
Reef
Feet
Sampled
Meters
Width
(Inch)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 1 418 1 312 3,00 6,76 20
Beatrix – – – –
Leader – – – –
B Reef 1 056 958 49,00 0,55 27
All Reefs
2 474
2 270
23,00
1,00
23
Phakisa
Basal 1 317 1 365 24,00 0,62 15
Beatrix – – – –
Leader – – – –
All Reefs
1 317
1 365
24,00
0,62
15
Bambanani
Basal – – – –
Beatrix – – – –
Leader – – – –
All Reefs
– – – –
Doornkop
VCR Reef
UE1A
Main Reef
– – – –
Kimberley Reef
South Reef
1 809 1 693 20,00 0,47 9
All Reefs
1 809
1 693
20,00
0,47
9
Kusasalethu
VCR Reef 1 907 1 306 57,00 0,19 11
All Reefs
1 907
1 306
57,00
0,19
11
Target 1
Elsburg 259 118 105,00 0,05 6
Basal – – – –
A Reef – – – –
B Reef – – – –
All Reefs
259
118
105,00
0,05
6
Masimong 5
Basal 1 207 1 030 16,00 0,57 9
Leader – – – –
A Reef – – – –
Middle – – – –
B Reef 561 571 25,00 0,56 14
All Reefs
1 768
1 601
19,00
0,57
11
Unisel
Basal 781 741 58,00 0,17 10
Leader 1 693 1 457 69,00 0,19 13
A Reef – – – –
Middle – – – –
B Reef – – – –
All Reefs
2 474
2 198
65,00
0,18
12
Joel
Basal – – – –
Beatrix 871 837 68,00 0,20 14
Leader – – – –
All Reefs
871
837
68,00
0,20
14
Total Harmony
Basal 4 722 4 449 22,00 0,65 14
Beatrix 871 837 68,00 0,20 14
Leader 1 693 1 457 69,00 0,19 13
B Reef 1 616 1 529 40,00 0,55 22
A Reef – – – –
Middle – – – –
Elsburg 259 118 105,00 0,05 6
Kimberley – – – –
South Reef 1 809 1 693 20,00 0,47 9
VCR 1 907 1 306 57,00 0,19 11
Main Reef – – – –
All Reefs
12 877
11 389
38,00
0,37
14
Channel
Reef
Meters
Sampled
Meters
Width
(Cm's)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 432 400 8,61 205,04 1 765
Beatrix
Leader
B Reef
322 292 125,09 18,77 2 348
All Reefs
754
692
57,76
34,82
2 011
Phakisa
Basal 401 416 60,77 21,18 1 287
Beatrix – – – – –
Leader – – – – –
All Reefs
401
416
60,77
21,18
1 287
Bambanani
Basal – – – –
Beatrix – – – –
Leader – – – –
All Reefs
–
–
–
–
–
Doornkop
VCR Reef – – – – –
UE1A – – – – –
Main Reef – – – – –
Kimberley Reef – – – – –
South Reef 551 516 52,00 15,83 820
All Reefs
551
516
52,00
15,78
820
Kusasalethu
VCR Reef 581 398 144,53 6,66 962
All Reefs
581
398
144,53
6,66
962
Target 1
Elsburg 79 36 266,00 1,83 487
Basal – – – –
A Reef – – – –
B Reef – – – –
All Reefs
79
36
266,00
1,83
487
Masimong 5
Basal 368 314 39,94 19,82 791
Leader – – – – –
A Reef – – – – –
Middle – – – – –
B Reef 171 174 64,31 19,05 1 225
All Reefs
539
488
48,63
19,46
946
Unisel
Basal 238 226 147,86 5,97 882
Leader 516 444 175,42 6,38 1 119
A Reef – – – –
Middle – – – –
B Reef – – – –
All Reefs
754
670
166,12
6,26
1 039
Joel
Basal – – – – –
Beatrix 266 255 173,00 6,84 1 183
Leader – – – – –
All Reefs
266
255
173,00
6,84
1 183
Total Harmony
Basal 1 439 1 356 55,07 22,62 1 246
Beatrix 266 255 173,00 6,84 1 183
Leader 516 444 175,42 6,38 1 119
B Reef 493 466 102,39 18,84 1 929
A Reef – – – –
Middle – – – –
Elsburg 79 36 266,00 1,83 487
Kimberley – – – –
South Reef 551 516 52,00 15,78 820
VCR 581 398 144,53 6,66 962
Main Reef – – – –
All Reefs
3 925
3 471
97,47
12,45
1 213

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 18, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director